# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRANSACT TECHNOLOGIES INC, CIK 0001017303
CUSIP: 892918103
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: ONE HAMDEN CENTER, 2319 WHITNEY AVENUE, SUITE 3B, HAMDEN, Connecticut (CT), 6518
Date of event which requires filing of this statement: 07/16/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001588273
Persons authorized to receive notices and communications: Jad Fakhry, 330 PRIMROSE RD, SUITE 400, BURLINGAME, California (CA), 94010, 650-239-9049

## Reporting persons
- Poplar Point Capital Management LLC (CIK 0001588273): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,563,752; sole dispositive power 0; shared dispositive power 1,563,752; aggregate amount beneficially owned 1,563,752 (15.22% of the class)
- Poplar Point Capital Partners LP (CIK 0001588289): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,563,752; sole dispositive power 0; shared dispositive power 1,563,752; aggregate amount beneficially owned 1,563,752 (15.22% of the class)
- Poplar Point Capital GP LLC (CIK 0001588288): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,563,752; sole dispositive power 0; shared dispositive power 1,563,752; aggregate amount beneficially owned 1,563,752 (15.22% of the class)
- Jad Fakhry (CIK 0001588217): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 1,563,752; sole dispositive power 0; shared dispositive power 1,563,752; aggregate amount beneficially owned 1,563,752 (15.22% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: TRANSACT TECHNOLOGIES INC
Address of issuer's principal executive offices: ONE HAMDEN CENTER, 2319 WHITNEY AVENUE, SUITE 3B, HAMDEN, Connecticut (CT), 6518
Comment: The securities to which this statement on Schedule 13D (this "Statement") relates are the shares with par value of $0.01 per share for Transact Technologies Inc. The address of the principal executive office of the Issuer is One Hamden Center, 2319 Whitney Avenue, Suite 3B, Hamden, CT, 06518.

## Item 2. Identity and Background
Name of person filing:
(i) Poplar Point Capital Management LLC ("Poplar Point"), is a Delaware corporation, who serves as the investment adviser to Poplar Point Capital Partners LP);

(ii) Poplar Point Capital Partners LP is a Delaware limited partnership;

(iii) Poplar Point Capital GP LLC is a Delaware corporation;

(iv) Jad Fakhry ("Mr. Fakhry") serves as the Mananger for Poplar Point.

Poplar Point, Poplar Point Capital Partners LP, Poplar Point Capital GP LLC, and Mr. Fakhry are referred to collectively as the "Reporting Persons."
Residence or business address:
The address of the principal business and principal office of each of the Reporting Persons is:

330 Primrose Road, Suite 400
Burlingame, CA 94010
Present principal occupation or employment:
The principal business of each Poplar Point, Poplar Point Capital Partners LP, and Poplar Point Capital GP LLC is investing securities.

The principal occupation of Mr. Fakhry is serving as the Manager of Poplar Point.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Poplar Point is a Delaware corporation.
Poplar Point Capital Partners LP is a Delaware limited partnership.
Poplar Point Capital GP LLC is a Delaware corporation.
Mr. Fakhry is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PPCM directly holds 1,563,752 shares of Common Stock. Consideration for these assets came from working capital of PPCM.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity. The Reporting Persons have had, and intend to have, discussions with the Issuer's board of directors and management in connection with the Reporting Persons' investment in the Issuer. The topics that these conversation have covered and will cover a range of issues, including those related to the business of the Issuer, the potential exploration of strategic alternatives for the Issuer's casino and gaming ticket printer business, segmentation of the company's financial reporting, capital allocation, corporate governance and board composition The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors.
The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management and the board of directors, other stockholders of the Issuer, and other interested parties, such as those set out above.
The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Issuer's Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to its investment position in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock in the open market or otherwise, selling some of or all of the Shares, and/or engaging in hedging or similar transactions with respect to the Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(i) PPCM
1,563,752
15.22%

(ii) PPCP
1,563,752
15.22%

(iii) PPCGP
1,563,752
15.22%

(iv) Jad Fakhry
1,563,752
15.22%
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) - Poplar Point Capital Management LLC
Sole Voting Power - 0
Shared Voting Power - 1,563,752
Sole Dispositive Power - 0
Shared Dispositive Power - 1,563,752

(ii) - Poplar Point Capital Partners LP
Sole Voting Power - 0
Shared Voting Power - 1,563,752
Sole Dispositive Power - 0
Shared Dispositive Power - 1,563,752

(iii) - Poplar Point Capital GP LLC
Sole Voting Power - 0
Shared Voting Power - 1,563,752
Sole Dispositive Power - 0
Shared Dispositive Power - 1,563,752

(iv) - Jad Fakhry
Sole Voting Power - 0
Shared Voting Power - 1,563,752
Sole Dispositive Power - 0
Shared Dispositive Power - 1,563,752
Transactions in the class effected during the past sixty days:
In the past 60 days, the following transactions were effected by the Reporting Persons, in normal course of business:

5/21/2026 - Purchased 129,126 of shares at a price of $3.73
5/21/2026 - Purchased 171,168 of shares at a price of $3.73
5/22/2026 - Purchased 129,126 of shares at a price of $3.73
5/28/2026 - Purchased 34,404 of shares at a price of $4.35
5/28/2026 - Purchased 45,606 of shares at a price of $4.35
5/28/2026 - Purchased 34,404 of shares at a price of $4.35
Other persons with the right to receive dividends or sale proceeds:
No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Other than as described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the
Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Poplar Point Capital Management LLC: /s/ Jad Fakhry, Jad Fakhry (07/17/2026)
- Poplar Point Capital Partners LP: /s/ Jad Fakhry, Jad Fakhry (07/17/2026)
- Poplar Point Capital GP LLC: /s/ Jad Fakhry, Jad Fakhry (07/17/2026)
- Jad Fakhry: /s/ Jad Fakhry, Jad Fakhry (07/17/2026)
Comment: N/A